Exhibit 99.1

ALGOMA STEEL INC.
2005 SECOND QUARTER REPORT TO SHAREHOLDERS (UNAUDITED)
for the period ended June 30, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management's Discussion and Analysis section of the Company’s 2004 Annual Report and the interim financial statements and notes contained in this report. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, “may,”“will,”“expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management’s Discussion and Analysis section of the Company’s 2004 Annual Report.

This document has been reviewed by the Audit Committee of Algoma’s Board of Directors and contains information that is current as of August 3, 2005. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect. Additional information about Algoma is available in the Corporation’s Annual Information Form which can be accessed from SEDAR at www.sedar.com.

Financial and Operating Results

Selected Financial Data for the Eight Quarters Ended June 30, 2005

			Basic Income	Diluted Income		Basic	Diluted
		Income	(Loss) From	(Loss) From		Net Income	Net Income
(Canadian $ millions		(Loss) From	Operations	Operations	Net Income	(Loss)	(Loss)
except per share data)	Sales	Operations	Per Share	Per Share	(Loss)	Per Share	Per Share
2005	$	$	$	$	$	$	$
2nd Quarter	495	106	2.64	2.63	65	1.61	1.60
1st Quarter	499	145	3.62	3.59	89	2.22	2.20
2004
4th Quarter	490	180	4.49	4.46	122	3.05	3.03
3rd Quarter	536	188	4.92	4.65	122	3.17	3.00
2nd Quarter	440	131	3.43	3.23	78	2.05	1.93
1st Quarter	338	46	1.50	1.34	22	0.72	0.64
2003
4th Quarter	268	17	0.71	0.56	10	0.42	0.33
3rd Quarter	253	(7)	(0.29)	(0.29)	(12)	(0.52)	(0.52)

The Company’s profitability is highly correlated with the level of steel prices which is the major factor causing variation in quarterly operating results. Industry pricing is largely dependent on global supply, the level of steel imports into North America and economic conditions in North America. Since U.S. markets establish pricing levels, the exchange rate of the Canadian dollar to the U.S. dollar significantly impacts pricing realizations for Canadian producers.

Steel prices declined in the first three quarters of 2003 due to higher steel production in the U.S., low-priced imports and lower steel demand in North America. The significant strengthening of the Canadian dollar in 2003 contributed to lower pricing realizations for Canadian producers. In 2003, the Canadian dollar had its largest one-year advance in history, moving up 18% versus the U.S. dollar. Pricing levels increased in the fourth quarter of 2003 and throughout the first three quarters of 2004 due to stronger global markets, particularly China, and improved steel demand in North America. Some softening of prices occurred in the fourth quarter of 2004. Excess steel inventories at the end of 2004 and weaker North American demand from several market sectors contributed to further softening of prices in the first two quarters of 2005. Higher contract prices partially offset the effect of declining spot prices in the first half of 2005. The Company began selling coke in 2004 capitalizing on the strong demand for coke and an increase in cokemaking capacity. Shipments totaled 62,400 tons in 2004 and 40,400 tons in the first six months of 2005.

The cost of raw materials and natural gas escalated in 2004 as input prices responded to the stronger demand. Iron ore and coal costs increased significantly in the first half of 2005. Iron ore prices increased approximately 85% in the first quarter of 2005 from the 2004 contract price. The Company’s long-term supply agreement has pricing tied to certain global indices. The full impact of the increase was not realized in the first quarter of 2005 due to the consumption of inventory at 2004 pricing. Most of the impact was realized in the second quarter, although there was a carry-over effect of lower priced iron ore in steel inventories at the end of the first quarter. The Company purchased 117,000 tons of coal late in 2004 and early 2005 at spot prices due to a temporary disruption in supply from the Company’s primary coal supplier. This coal was consumed and the majority of the costs flowed through inventory to cost of sales in the first quarter. The high level of operating income realized in 2004 and 2005 resulted in a profit sharing expense in each quarter. There was no profit sharing in 2003.

Net Income

Net income for the three months ended June 30, 2005 was $64.7 million as compared to $89.1 million for the first quarter of 2005 and $78.0 million for the comparable quarter of 2004. The decline in net income from the previous quarter was mainly due to lower steel prices and higher production costs. Higher production costs, offset in part by higher steel prices, accounted for the decline in net income versus the second quarter of 2004.

Net income for the six months ended June 30, 2005 was $153.8 million, an improvement of $53.7 million versus the comparable period in 2004. The increase was mainly due to higher steel prices, offset in part by higher production costs.

Sales

Revenue for the second quarter of 2005 was $494.6 million, a decrease of $4.4 million versus the three months ended March 31, 2005 and an increase of $54.8 million versus the second quarter of 2004. The decrease from the previous quarter was the result of lower average steel prices, offset in part by higher shipments and higher coke sales (26,900 tons versus 13,500 tons). The increase over the second quarter of 2004 was mainly the result of higher steel prices and shipments. Steel prices averaged $806 per ton in the second quarter as compared to $859 per ton in the previous quarter and $729 per ton in the second quarter of 2004. Steel shipments totaled 562,700 tons for the three months ended June 30, 2005, 13,400 tons higher than the first quarter of 2005 and 19,700 tons higher than the second quarter of 2004.

For the six months ended June 30, 2005, revenue totaled $993.6 million as compared to $777.6 million for the same period last year. Steel prices averaged $832 per ton in the first six months of 2005 as compared to $640 per ton for the comparable period in 2004. Steel shipments totaled 1,112,000 tons for the first two quarters of 2005, a decrease of 4,100 tons from the six-month period ended June 30, 2004.

EBITDA

EBITDA is not intended to represent cash flow from operations, as defined by Canadian GAAP, and it should not be considered as an alternative to net earnings, cash flow from operations, or any other measure of performance prescribed by GAAP. The Company’s EBITDA may also not be comparable to EBITDA used by other companies which may be calculated differently. The Company considers EBITDA to be a meaningful indicator of operations and uses it as a measure to assess its operating performance. It is included because the Company believes it can be useful in measuring its ability to service debt, fund capital expenditures and expand its business. EBITDA is also used by investors, analysts and the Company’s lenders as a measure of the Company’s financial performance.

The following table shows the reconciliation of EBITDA to net income in accordance with GAAP:

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
($ Millions)	June 30, 2005	June 30, 2005	June 30, 2004	June 30, 2004
Net Income	$64.7	$153.8	$78.0	$100.1
Depreciation and Amortization	13.0	25.6	13.7	27.7
Financial Expense (Income)	1.0	1.7	7.7	13.7
Other Income	(0.1)	(0.7)	(0.9)	(1.8)
Income Taxes	40.5	96.5	45.7	64.4
EBITDA	$119.1	$276.9	$144.2	$204.1

EBITDA for the second quarter was $119.1 million compared to $157.8 million for the previous quarter and $144.2 million for the second quarter of 2004. The decline from the previous quarter was mainly due to lower steel selling prices and higher production costs. The decline from the comparable quarter in 2004 was mainly attributable to higher production costs and lower shipments of coke at a reduced margin, offset in part by higher steel selling prices and higher steel shipments.

Cost of sales before employees’ profit sharing for the three months ended June 30, 2005 was $352.0 million versus $314.5 million for the first quarter of 2005 and $272.8 million for the second quarter of 2004. The increase over the first quarter of 2005 and the second quarter of 2004 was mainly attributable to higher unit costs and higher shipments of steel products.

Excluding employees’ profit sharing expense, cost of sales per ton shipped for steel products was $567 for the three months ended June 30, 2005 versus $529 for the first quarter of 2005 and $449 for the second quarter of 2004. The $38 per ton increase over the first quarter was mainly attributable to higher costs for iron ore. The effect on first quarter earnings of an increase in iron ore prices of approximately 85% versus 2004 was minimized due to the consumption of inventory purchased at 2004 pricing. The impact of the price increase on cost of sales for the second quarter was substantially higher and approximates $45 per ton versus the first quarter. Lower coal costs were partially offset by higher costs for purchased coke. Costs for the first quarter of 2005 included coal purchased at spot prices late in 2004 and early 2005 due to a temporary disruption in supply from the Company’s primary coal supplier. The incremental costs to the first quarter of 2005 associated with this coal approximated $15 per ton. The Company also purchased coke to protect its fuel supply as a result of the temporary disruption in its supply of coal in 2004. Consumption began in March and the rate of consumption is operationally restricted. As a result, the cost penalty associated with this coke increased first quarter costs and will be spread across the remainder of 2005.

The $118 per ton increase over the three months ended June 30, 2004 was mainly due to higher costs for iron ore, employment expense and alloys. The iron ore costs reflect the effect of the 85% increase in 2005 and higher employment expense which was mainly attributable to higher costs for pension and post-employment expense.

Cost of sales per ton shipped for steel products excluding employees’ profit sharing expense was $548 for the six months ended June 30, 2005, $112 per ton higher than the comparable period in 2004. The increase is mainly due to higher costs for iron ore, coal, alloys, scrap and employment expenses.

An $8.7 million ($15 per ton) expense for employees’ profit sharing was recorded in the second quarter versus a $12.5 million expense ($23 per ton) in the first quarter and $12.1 million ($22 per ton) for the three months ended June 30, 2004. Employees’ profit sharing expense for the first two quarters of 2005 totaled $21.2 million ($19 per ton) as compared to $14.4 million ($13 per ton) for the comparable period in 2004.

Raw steel production for the three months ended June 30, 2005 totaled 639,000 tons versus 638,000 tons for the previous quarter and 613,000 tons for the second quarter of 2004. Raw steel production for the first six months of 2005 exceeded the comparable period of 2004 by 42,000 tons (3%), totaling 1,277,000 tons.

Administrative and selling expenses totaled $14.8 million in the second quarter as compared to $14.2 million for the three months ended March 31, 2005 and $10.7 million for the comparable period in 2004. For the six months ended June 30, 2005, administrative and selling expenses totaled $29.0 million, $5.4 million higher than the comparable period in 2004. Expenditures were higher than the comparable periods in 2004 mainly due to higher consulting and legal fees associated with the Company’s strategic alternatives review, higher capital tax expense and expenditures associated with the business systems renewal project. Capital tax costs for the second quarter of 2004 reflected a prior year’s refund of $0.8 million. In addition to the above, for the six months ended June 30, 2005, stock compensation expense was $1.5 million higher than the comparable period of 2004.

Depreciation and Amortization

Depreciation and amortization was $13.0 million for the three months ended June 30, 2005 as compared to $12.6 million for the first quarter and $13.7 million for the comparable period in 2004. For the six months ended June 30, 2005, depreciation and amortization totaled $25.6 million versus $27.7 million for the comparable period in 2004.

Financial Expense (Income)

A foreign exchange loss of $0.4 million was realized in the second quarter of 2005 as compared to a foreign exchange gain of $0.6 million in the first quarter and a loss of $3.5 million in the second quarter of 2004. For the six months ended June 30, 2005, a foreign exchange gain of $0.2 million was realized versus a $4.1 million loss for the comparable period in 2004. The exchange gain or loss is associated with the Company’s assets and liabilities denominated in U.S. funds with the most significant item being the U.S. $125 million of long-term debt.

Interest expense, net of interest income, was $0.6 million for the three months ended June 30, 2005 as compared to $1.3 million for the three months ended March 31, 2005 and $4.2 million for the second quarter of 2004. For the six months ended June 30, 2005, interest expense, net of interest income, was $1.9 million versus $9.6 million for the comparable period in 2004. Net interest expense continues to decline as a result of higher investment income realized on the Company’s short-term investments that have continued to increase quarter-over-quarter as a result of positive cash flow from operations.

Provision for Income Taxes

The second quarter provision for income taxes was $40.5 million (38.5%) compared to $56.0 million (38.6%) in the first quarter of 2005 and $45.7 million (36.9%) in the second quarter of 2004. The variation in the effective tax rate from the statutory rate of 34% is primarily due to valuation allowances taken against future tax assets arising in periods after the application of fresh start accounting. The current portion of the provision in the quarter, which will result in cash taxes payable, was $27.5 million versus $13.5 million in the first quarter of 2005 and $0.7 million for the second quarter of 2004. Current federal taxes represent $22.9 million of the $27.5 million current provision and it is expected that the current federal tax liability for 2005 will accrue at the rate of approximately 22% of taxable income. The Company had unutilized provincial non-capital loss carry-forwards of $32.0 million at June 30, 2005 compared to $130.2 million at March 31, 2005. The Company expects that the remaining $32.0 million of provincial non-capital loss carry-forwards will be utilized in the third quarter.

An $11.8 million tax benefit relating to prior years’ losses and minimum tax credits has been classified as a current asset as it is expected to be realized during the remainder of 2005. A future long-term tax liability of $139.3 million reflects cumulative tax depreciation deducted in excess of book amortization. For further information, see note 7 of the Notes to Interim Consolidated Financial Statements.

Financial Resources and Liquidity

Cash provided by operating activities was $111.0 million for the three months ended June 30, 2005 compared to $111.3 million for the three months ended June 30, 2004. Non-cash operating working capital decreased by $18.9 million in the quarter as compared to an increase of $20.2 million for the second quarter of 2004. The decrease to non-cash working capital in the second quarter reflected higher inventories and prepaid expenses, offset by increased amounts of accounts payable and accrued liabilities and taxes payable.

Inventories increased $23.5 million in the second quarter of 2005 and $17.2 million in the second quarter of 2004 mainly due to seasonal increases in iron ore inventory and higher unit costs for iron ore and steel products. Prepaid expenses increased by $5.3 million in the second quarter of 2005 versus a decrease in the same quarter of 2004 of $13.0 million. The prepaid expenses balance is mainly attributable to iron ore and reflects payments to the iron ore supplier in excess of the actual receipts of iron ore.

Accounts receivable increased $1.5 million in the second quarter compared to an increase of $34.2 million in the second quarter of 2004. The increase in accounts receivable occurred despite lower selling prices and was mainly attributable to the elimination of an early payment discount arrangement with a major customer and a general increase in days sales outstanding. The significant increase in accounts receivable during the second quarter of 2004 was a reflection of escalating steel selling prices.

Accounts payable and accrued liabilities increased $28.6 million in the second quarter of 2005 as compared to an increase of $17.6 million for the comparable period in 2004. The increase in 2005 includes $31.5 million due to an accrual for higher iron ore costs, representing the difference between the actual price increase of 85% and interim payments that are based on a 25% increase. Payments were adjusted as of June 15 to extinguish the liability by December 31, 2005 through equal installments twice per month for the remainder of the year. The increase in 2004 was mainly due to a $10 million restructuring obligation to employees changing from a long-term liability to a current liability and an increased profit sharing accrual.

The 2005 second quarter increase in income and other taxes payable of $20.6 million was mainly attributable to the fact that the Company returned to a cash taxable position in the first quarter of 2005 and is accruing current federal taxes payable. This liability is expected to increase during the second half of 2005 as the tax installments will not begin until the first quarter of 2006.

Pension funding in the second quarter increased to $17.8 million from $7.6 million in the first quarter. The increase was due to an adjusting payment of $7.1 million in addition to regular payments and an increase to the regular monthly payments linked to the filing of an updated actuarial report. Pension funding in the third and fourth quarters is currently estimated to decline to $10.5 million per quarter with total funding for 2005 estimated at $46 million.

For the six months ended June 30, 2005, cash provided by operating activities was $271.1 million compared to $120.2 million for the six months ended June 30, 2004. Non-cash operating working capital decreased by $23.4 million in the period compared to an increase of $69.3 million for the same period in 2004. The decrease in 2005 was mainly the result of an increase in accounts payable and accrued liabilities of $63.2 million and an increase in taxes payable of $35.4 million, offset by an increase in inventories of $57.9 million and an increase in prepaid expenses of $19.3 million. The increase in 2004 was mainly the result of an increase in accounts receivable of $97.9 million because of higher selling prices, offset by an increase in accounts payable and accrued liabilities of $31.0 million.

Investing activities for the three months ended June 30, 2005 included an increase in short-term investments of $51.3 million due to positive cash flow from operations. Capital expenditures for the quarter were $13.0 million compared to $8.3 million for the same period in 2004. Proceeds from the sale of capital assets in the quarter were $0.2 million resulting from the sale of surplus land. Proceeds on the sale of capital assets for the three months ended June 30, 2004 were $0.4 million. For the six months ended June 30, 2005, proceeds on the sale of capital assets were $1.0 million and for the six months ended June 30, 2004, proceeds were $14.6 million related to the sale of tube mill assets and surplus land.

There were no significant financing activities for the three and six-month periods ended June 30, 2005. There were also no significant financing activities for the three months ended June 30, 2004. Financing activities for the six months ended June 30, 2004 included proceeds of a common share issue of $81.9 million and a decrease in bank indebtedness of $20.4 million.

Unused availability under the revolving credit facility at June 30, 2005 increased to $181.9 million compared to $176.1 million at March 31, 2005 due to a reduction in the outstanding letters of credit.

Strategic Alternatives Review

Algoma has been evaluating a range of strategic alternatives in order to maximize shareholder value including the possibility of a sale of the Company. Algoma has discontinued the formal process to evaluate the potential sale of the Company and is no longer actively engaged in pursuing a possible sale. The Company will continue to analyze capital reinvestment alternatives and the development of a longer-term business strategy and will continue to consider opportunities which may develop in the normal course for a merger, sale or other business arrangement which would increase the enterprise value of the Company.

Special Dividend and Normal Course Issuer Bid

Based on the excess cash position and the decision to discontinue the formal sale process, the Company has decided to distribute cash to shareholders through a special dividend and to initiate a share repurchase program.

The Company’s Board of Directors today declared a special dividend of Cdn. $6.00 per common share to be paid on August 31, 2005 to shareholders of record on August 17, 2005. The total distribution to shareholders from the special dividend will be approximately Cdn. $240 million.

The Company announced today that it has filed with the Toronto Stock Exchange a Notice of Intention to make a Normal Course Issuer Bid, pursuant to which Algoma may purchase for cancellation up to 3,291,123 of its common shares, representing approximately 10% of its public float of common shares. As of July 25, 2005, there were 40,131,773 Algoma common shares issued and outstanding, and a public float of 32,911,226 Algoma common shares. The purchases may commence on August 8, 2005 and will terminate on August 7, 2006, or on such earlier date as Algoma may complete its purchases pursuant to the Notice of Intention. The purchases will be made by Algoma in accordance with the rules of the Exchange and the prices that Algoma will pay for any common shares will be the market price of such shares at the time of acquisition. Algoma will make no purchases of common shares other than open-market purchases. Algoma has not repurchased any of its common shares in the past 12 months.

Algoma believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, Algoma believes that its outstanding common shares may represent an appropriate and desirable use of its available funds.

TRADE

The finding concerning the dumping in Canada of carbon steel plate from Brazil, Finland, India, Indonesia, Thailand and Ukraine (part of the product range) and the subsidizing of plate from India, Indonesia and Thailand was rescinded by the Canadian International Trade Tribunal (CITT) on June 27, 2005. The Company is disappointed with this decision by the CITT. Although plate import quantities trended downward in the first half of the year, they trended upward from offshore countries, particularly from the Ukraine which was covered by a finding rescinded by the CITT in 2004.

Offshore imports are expected to place pressure on product pricing. The Company will continue to monitor import offerings to ensure that the imported product is not being unfairly traded.

CORPORATE DONATIONS COMMITMENT

On May 12, 2005, the Company announced pledges totaling $6 million over five years which included a $4 million commitment towards construction of a new hospital in Sault Ste. Marie.

OUTLOOK

Lower steel prices are expected to result in lower earnings in the third quarter. The Company is optimistic that selling prices will bottom in the third quarter due mainly to production curtailments by the industry, relatively low hot roll coil imports, and continued solid North American economic activity. Contract sales in the second half are estimated at approximately 40% of total shipments. Higher costs are expected in the third quarter due mainly to the full effect of the iron ore price increase estimated at $7 million more than the cost incurred in the second quarter.

The Company expects to purchase significant quantities of coal in the spot market during the second half of 2005 due to supply disruptions from its major coal supplier. The estimated tonnage is 250,000-300,000 tons and the additional cost of this action as compared to the fixed price contracts with its major coal supplier is estimated at $11-$15 million. The majority of this additional cost is expected to be incurred during the fourth quarter of 2005 and the first quarter of 2006.

Denis Turcotte	Benjamin Duster
President and Chief Executive Officer	Chairman of the Board

Sault Ste. Marie, Ontario
August 3, 2005

Algoma Steel Inc.
Consolidated Statements of Income and Retained Earnings (Unaudited)
(millions of Canadian dollars - except per share amounts)

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2005	2005	2004	2004
Sales	$494.6	$993.6	$439.8	$777.6
Operating expenses
Cost of sales (before the following item)	352.0	666.5	272.8	535.5
Employees’ profit sharing	8.7	21.2	12.1	14.4
	360.7	687.7	284.9	549.9
Administrative and selling	14.8	29.0	10.7	23.6
Depreciation and amortization	13.0	25.6	13.7	27.7
Income from operations	106.1	251.3	130.5	176.4
Financial expense (income)
Interest on long-term debt (note 3)	4.3	8.5	4.7	9.3
Foreign exchange loss (gain)	0.4	(0.2)	3.5	4.1
Other interest expense	0.4	0.9	0.7	1.6
Investment income	(4.1)	(7.5)	(1.2)	(1.3)
	1.0	1.7	7.7	13.7
Other income	0.1	0.7	0.9	1.8
Income before income taxes	105.2	250.3	123.7	164.5
Income taxes (note 7)
Current	27.5	41.0	0.7	1.1
Future	13.0	55.5	45.0	63.3
	40.5	96.5	45.7	64.4
Net income	$64.7	$153.8	$78.0	$100.1
Net income per common share (note 5)
Basic	$1.61	$3.83	$2.05	$2.92
Diluted	$1.60	$3.81	$1.93	$2.68
Weighted average number of common shares outstanding - millions (note 5)
Basic	40.13	40.12	38.01	34.26
Diluted	40.40	40.41	40.44	37.35
Retained earnings
Balance, beginning of period	$456.2	$367.1	$45.7	$23.7
Net income	64.7	153.8	78.0	100.1
Accretion of equity component of convertible debt	-	-	-	(0.1)
Balance, end of period	$520.9	$520.9	$123.7	$123.7
SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	639	1,277	613	1,235
Steel shipments	563	1,112	543	1,116

See accompanying notes.

Algoma Steel Inc.
Consolidated Balance Sheets (Unaudited)
(millions of Canadian dollars)

	June 30	December 31
	2005	2004
Current assets
Cash and cash equivalents	$267.8	$186.2
Short-term investments	432.4	267.0
Accounts receivable	255.9	257.9
Inventories	299.8	241.9
Prepaid expenses	35.3	16.0
Future income taxes (note 7)	11.8	59.4
	1,303.0	1,028.4
Capital assets, net	641.2	642.1
Deferred charges	2.2	2.9
Total assets	$1,946.4	$1,673.4
Current liabilities
Accounts payable and accrued liabilities	$200.8	$138.5
Income and other taxes payable	45.2	9.8
Accrued pension liability and post-employment benefit obligation	40.3	42.6
	286.3	190.9
Long-term debt (note 3)	153.2	150.3
Accrued pension liability and post-employment benefit obligation	281.8	271.5
Other long-term liabilities	8.3	8.6
Future income tax liability (note 7)	139.3	139.8
	582.6	570.2
Shareholders' equity
Capital stock (notes 4 & 6)	318.8	318.5
Contributed surplus (note 7)	237.8	226.7
Retained earnings	520.9	367.1
	1,077.5	912.3
Total liabilities and shareholders' equity	$1,946.4	$1,673.4

See accompanying notes.

Algoma Steel Inc.
Consolidated Statements of Cash Flows (Unaudited)
(millions of Canadian dollars)

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2005	2005	2004	2004
Cash provided by (used in)
Operating activities
Net income	$64.7	$153.8	$78.0	$100.1
Payment of deferred compensation	-	-	(10.0)	(10.0)
Adjust for items not affecting cash:
Depreciation and amortization	13.0	25.6	13.7	27.7
Pension expense in excess of (less than) payments (note 8)	(4.5)	1.1	0.6	0.4
Post employment expense in excess of payments (note 8)	3.3	6.9	1.0	2.5
Future income tax expense	13.0	55.5	45.0	63.3
Exchange loss on long-term debt and accrued interest	1.9	2.9	2.8	4.7
Loss (gain) on disposal of assets	(0.3)	(0.7)	0.2	-
Stock-based compensation	0.5	1.9	0.3	0.4
Other	0.5	0.7	(0.1)	0.4
	92.1	247.7	131.5	189.5
Changes in non-cash operating working capital	18.9	23.4	(20.2)	(69.3)
	111.0	271.1	111.3	120.2
Investing activities
Decrease (increase) in short-term investments	(51.3)	(165.4)	-	0.2
Capital asset expenditures	(13.0)	(24.9)	(8.3)	(17.4)
Proceeds on sale of capital assets	0.2	1.0	0.4	14.6
	(64.1)	(189.3)	(7.9)	(2.6)
Financing activities
Net proceeds from common shares issued	-	-	-	81.9
Decrease in other long-term liabilities	-	(0.2)	(0.3)	(0.3)
Decrease in bank indebtedness	-	-	-	(20.4)
	-	(0.2)	(0.3)	61.2
Cash and cash equivalents
Change during the period	46.9	81.6	103.1	178.8
Balance, beginning of period	220.9	186.2	75.7	-
Balance, end of period	$267.8	$267.8	$178.8	$178.8
Changes in non-cash operating working capital
Accounts receivable	$(1.5)	$2.0	$(34.2)	$(97.9)
Inventories	(23.5)	(57.9)	(17.2)	(2.7)
Prepaid expense	(5.3)	(19.3)	13.0	(0.8)
Accounts payable and accrued liabilities	28.6	63.2	17.6	31.0
Income and other taxes payable	20.6	35.4	0.6	1.1
	$18.9	$23.4	$(20.2)	$(69.3)

See accompanying notes.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

1.    Basis of presentation and accounting policies

These interim consolidated financial statements have been prepared using the same accounting principles and methods as were used for the consolidated financial statements for the year ended December 31, 2004. Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable; however, actual results could differ from these estimates. The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of Canadian generally accepted accounting principles (“GAAP”) for annual financial statements and they should be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2004 and the notes thereto.

Certain items in the comparative consolidated financial statements have been reclassified to conform to the presentation adopted in the current period.

2.    Banking facilities

The Corporation’s Loan and Security Agreement ("Agreement") with its bank provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. At June 30, 2005 there was $181.9 million of unused availability under the Revolving Facility after taking into account $18.1 million of outstanding letters of credit. The Corporation is required to maintain a minimum availability of $25 million. The Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on short-term investments, accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 0.75% and 1.5% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation's option, at rates fluctuating between 1.75% and 2.5% over bankers’ acceptance rate or London interbank offering rate.

3.    Long-term debt

	June 30	December 31
	2005	2004
Secured 11% Notes maturing December 31, 2009, principal value U.S. $125 million	$153.2	$150.3

4.    Share capital

Authorized - Unlimited common shares

The following table summarizes the share capital transactions since December 31, 2004:

	Common Shares
	To Be Issued		Issued and Outstanding
		Stated		Stated
	# Shares	Capital	# Shares	Cpital
Balance at December 31, 2004	2,800	$0.1	40,117,587	$318.4
Directors' Share Award Plan (note 6):
Shares granted	11,867	0.3
Shares issued	(13,406)	(0.4)	13,406	0.4
Balance at June 30, 2005	1,261	$-	40,130,993	$318.8

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

5.    Earnings per share

Basic net income per common share is calculated by adjusting reported net income by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes and the redemption of the 1% convertible Notes. Diluted net income per common share assumes the dilutive effect of the conversion of the 1% convertible Notes at the conversion price and the exercising of any share options and restricted share units (note 6).

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2005	2005	2004	2004
Basic
Net income	$64.7	$153.8	$78.0	$100.1
Convertible long-term debt - net charge to retained earnings	-	-	-	0.1
Net income attributable to common shareholders	$64.7	$153.8	$78.0	$100.2
Diluted
Net income	$64.7	$153.8	$78.0	$100.1
Convertible long-term debt - net charge to income	-	-	-	0.1
Net income attributable to common shareholders	$64.7	$153.8	$78.0	$100.2
Basic weighted average number of common shares outstanding	40.13	40.12	38.01	34.26
Common shares issued on the assumed conversion of convertible long-term debt	-	-	2.19	2.86
Common shares issued on the assumed exercising of employee share options and restricted share units	0.27	0.29	0.24	0.23
Diluted weighted average number of common shares outstanding	40.40	40.41	40.44	37.35

6.	Stock-based compensation plans

During the six months ended June 30, 2005, 11,867 shares (six months ended June 30, 2004 - 30,102) were awarded under the share award plan with an average fair market value of $30.74 per share (six months ended June 30, 2004 - $7.93) including 3,398 shares (2004 - 6,064) awarded with an average fair market value of $27.89 per share (2004 - $9.28) in the second quarter. There were no options (2004 - nil) granted in the second quarter and 281,480 options (2004 - 153,785) were granted in the six months ended June 30, 2005 with a weighted average exercise price of $28.98 per share (2004 - $8.00), and an estimated weighted average fair value of $15.69 per option (2004 - $4.35) determined using the Black-Scholes model. There were no restricted share units (2004 - nil) granted in the second quarter and 55,940 restricted share units (2004 - 43,480) were granted in the six months ended June 30, 2005 with a grant-date fair value of $28.98 per unit (2004 - $8.00).

The compensation expense recognized for all awards granted under these plans for the three and six month periods ended June 30, 2005 was $0.5 million and $1.9 million respectively, and for the three and six month periods ended June 30, 2004 was $0.3 million and $0.4 million respectively.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

7.	Income taxes

The Corporation's effective income tax rate is higher than its statutory manufacturing and processing rate of 34% primarily due to a valuation allowance that has been taken against future tax assets arising in periods after the application of fresh start accounting.

The Corporation has requested amendments to prior years’ Federal and Provincial income tax returns in order to maximize tax depreciation deductions. The amendments have resulted in an increase in the future tax asset in respect of tax loss carry-forwards and a corresponding increase in the future tax liability related to tax depreciation deducted in excess of book amortization.

The amended Federal and Ontario non-capital losses at June 30, 2005 are estimated to be nil and $32.0 million respectively. The future income tax benefit of the losses has been classified as a current asset as they are expected to be fully utilized to reduce taxable income in 2005. The Corporation’s estimate of non-capital losses has not been reviewed by the Canada Revenue Agency and may be subject to change. Any future tax benefit recognized in respect of unrecorded tax assets that arose prior to fresh start accounting will be recorded as an increase to contributed surplus. For the three and six month periods ended June 30, 2005, this increase to contributed surplus was $5.4 million and $8.4 million respectively and for the three and six month periods ended June 30, 2004, was $44.8 million and $63.1 million respectively.

8.	Pension and other post-employment benefits

Pension expense for the three and six month periods ended June 30, 2005 was $13.3 million (2004 - $7.3 million) and $26.5 million (2004 - $14.9 million), respectively.

Post-employment benefits expense for the three and six month periods ended June 30, 2005 was $6.7 million (2004 - $4.4 million) and $13.5 million (2004 - $8.9 million), respectively.

9.	Subsequent events

On August 3, 2005, the Corporation approved a special dividend of $6.00 per share payable on August 31, 2005 to shareholders of record on August 17, 2005, and a normal course issuer bid for approximately 3.3 million common shares.

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4
Tel: 705-945-2351
Fax: 705-945-2203
Internet Address: www.algoma.com

Trustee, Paying Agent and Registrar
Share Transfer Agent	for 11% Notes

Computershare Trust Company of Canada	Wilmington Trust Company
Shareholders Services	Rodney Square North
100 University Avenue, 9th Floor	1100 North Market Street
Toronto, Ontario M5J 2Y1	Wilmington, Delaware 19890
Tel: 800-564-6253	Tel: 302-636-6023
Fax: 514-982-7635	Fax: 302-636-4143